SO
3-11-02



02007449

KJ 3/5

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
PROCESSING
MAR 0 1 2002
265
SECTION

SEC FILE NUMBER
8-49848

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broadway Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 5th Avenue, 6th Floor
(No. and Street)

New York, (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Actman (212) 918-1220
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RosenfarbWinters, LLC
(Name — if individual, state last, first, middle name)

101 Eisenhower Parkway (Address) Roseland (City) NJ (State) 07068 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ob
3-22-02

OATH OR AFFIRMATION

I, Marc Friedfertig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadway Trading, LLC, as of 12/31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Executive Officer
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RosenfarbWinters, LLC
Forensic Accountants and Business Consultants

Owner
Broadway Trading, LLC

Report on Internal Control Structure

In planning and performing our audit of the financial statements and supplemental schedule of Broadway Trading, LLC (wholly owned by BT Holdings, Inc.) (the Company), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives n all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the owner, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rosenfarb Winters, LLC

Roseland, New Jersey
February 15, 2002

BROADWAY TRADING, LLC
(wholly owned by BT Holdings, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2001



RosenfarbWinters, LLC
Forensic Accountants and Business Consultants

Owner
Broadway Trading, LLC

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Broadway Trading, LLC (wholly owned by BT Holdings, Inc.) as of December 31, 2001, and the related statements of operations, changes in owner's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadway Trading, LLC (wholly owned by BT Holdings, Inc.) at December 31, 2001, and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenfarb Winters, LLC

Roseland, New Jersey
February 15, 2002

101 Eisenhower Parkway
Roseland, NJ 07068
(973) 618-0800 • Fax: (973) 618-0801

4000 Route 66
Tinton Falls, NJ 07753
(732) 922-9900 • Fax: (732) 922-9910

150 West 56th St, Suite 3311
New York, NY 10019
(212) 757-1111 • Fax: (212) 581-4409

www.rosenfarbwinters.com info@rwcpas.com

BROADWAY TRADING, LLC
(wholly owned by BT Holdings, Inc.)

BALANCE SHEET

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$5,566,947	
Receivable from clearing organization	2,380,485	
Other receivables	511,048	
Prepaid expenses	121,838	
Total current assets		$ 8,580,318
EQUIPMENT AND IMPROVEMENTS		6,580,362
SECURITY DEPOSITS		986,804
		$16,147,484

LIABILITIES AND OWNER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$7,138,004	
Accrued expenses	436,946	
Total current liabilities		$ 7,574,950
OWNER'S EQUITY		8,572,534
		$16,147,484

See notes to financial statements

BROADWAY TRADING, LLC.
(wholly owned by BT Holdings, Inc.)

STATEMENT OF OPERATIONS AND OWNER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

REVENUES		$52,637,836
COSTS AND EXPENSES		
Exchange and clearance	$23,145,707	
Software license	9,590,799	
Selling and administrative	23,002,185	
		55,738,691
NET LOSS		(3,100,855)
OWNER'S EQUITY - beginning of year		13,312,409
OWNER'S CONTRIBUTIONS		6,755,226
OWNER'S DISTRIBUTIONS		(8,394,246)
OWNER'S EQUITY - end of year		$ 8,572,534

See notes to financial statements

BROADWAY TRADING, LLC
(wholly owned by BT Holdings, Inc.)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from clearing organization	$ 42,685,157	
Payments for exchange and clearance fees	(6,603,213)	
Payments for software license fees	(9,099,069)	
Payments for selling and administrative expenses	(22,235,192)	
Net cash from operating activities		$ 4,747,683
CASH FLOWS TOWARDS INVESTING ACTIVITIES		
Reimbursement from landlord for improvements	1,021,560	
Payments for equipment and improvements	(1,141,127)	
Net cash towards investing activities		(119,567)
CASH FLOWS TOWARDS FINANCING ACTIVITIES		
Owner's contributions	6,755,226	
Owner's distributions	(8,394,246)	
Net cash towards financing activities		(1,639,020)
NET INCREASE IN CASH		2,989,096
CASH AND CASH EQUIVALENTS - beginning of year		2,577,851
CASH AND CASH EQUIVALENTS - end of year		$ 5,566,947

RECONCILIATION OF NET LOSS TO NET CASH TOWARDS OPERATING ACTIVITIES

Towards operations		
Net loss	$(3,100,855)	
Depreciation	2,950,115	
Total towards operations		$ (150,740)
Add (deduct) changes in non cash working capital and non operating items		
Decrease in receivables from clearing organization	5,704,112	
Increase in other receivables	(496,358)	
Decrease in deposits	1,588,522	
Increase in prepaid expenses	(121,838)	
Decrease in accounts payable	(856,294)	
Decrease in accrued expenses	(888,667)	
Decrease in customer deposits	(31,054)	
Total change		4,898,423
		$4,747,683

See notes to financial statements

BROADWAY TRADING, LLC
(wholly owned by BT Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL BUSINESS ACTIVITY

A. Principle Business Activity

The Company is wholly owned by BT Holdings, Inc., and is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

B. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash and Cash Equivalents

Included in cash and cash equivalents are cash investments with original maturity dates of 90 days or less.

D. Equipment and Improvements and Depreciation

Equipment and improvements are stated at cost less accumulated depreciation. Depreciation is provided using accelerated and straight-line methods over the estimated useful lives of the assets (three to thirty-nine years).

E. Revenues

Revenues and related exchange and clearance expenses are recorded on a trade date basis.

F. Income Taxes

As a limited liability company, taxable income is taxed directly to the owner. Accordingly, no provision has been made in the financial statements for income taxes.

NOTE 2 - CONCENTRATION OF CREDIT RISK

Cash and cash equivalents

The Company maintains cash and cash equivalent balances at one financial institution. At December 31, 2001, the Company's uninsured cash and cash equivalents were approximately $5,362,000.

Receivable from clearing organization

The Company is engaged in brokerage activities in which the counterparty is a broker-dealer. In the event the counterparty does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of the counterparty.

NOTE 3 - EQUIPMENT AND IMPROVEMENTS

Equipment and improvements consist of

Equipment	$ 8,103,036
Furniture	1,426,420
Leasehold improvements	2,869,366
	12,398,822
Accumulated depreciation	5,818,460
	$ 6,580,362

NOTE 4 - RETIREMENT PLAN

The Company has an employee savings and profit sharing plan covering all of its employees, whereby substantially all contributions are made on a discretionary basis. A contribution of approximately $80,000 was provided for the year ended December 31, 2001.

BROADWAY TRADING, LLC
(wholly owned by BT Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

NOTE 6 - LEASES

The Company rents its' premises and equipment under operating leases which expire though October 2012. Rent expense for the year was approximately $2,763,000. Future minimum annual rental payments are approximately as follows:

2002	$2,948,000
2003	2,738,000
2004	2,277,000
2005	2,077,000
2006	1,985,000

NOTE 7 - LICENSE AGREEMENT

The Company has a non-exclusive license from an affiliate, expiring November 30, 2004, for software utilized in the predominance of its trading activity.

Under the terms of the license the Company paid approximately $1,026,000 to the affiliate for the year ended December 31, 2001, and had accounts payable to the affiliate of approximately $21,000 at year end.

NOTE 8 - LITIGATION

The Company is a party to various legal proceedings. While it is not feasible to predict or determine any of the outcomes, it is the opinion of management that they will have no material adverse effect on the financial position of the Company.

BROADWAY TRADING, LLC
(wholly owned by BT Holdings, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

NET CAPITAL

Total owner's equity		$8,572,534
Deduct owner's equity not allowable for net capital		
Total owner's equity qualified for net capital		8,572,534
Add:		
Subordinated borrowing allowable in computation of net capital		
Other (deductions) or allowable credits		
Total capital and allowable subordinated borrowings		8,572,534
Deductions and/or charges		
Non allowable assets		
Noncurrent receivables from clearing organization	$ 198,885	
Prepaid expenses	121,838	
Equipment and furniture	6,580,362	
Deposits	191,679	
Other receivables	385,757	7,478,521
Net capital before haircuts on securities positions		1,094,013
Haircuts on securities		
		$1,094,013

AGGREGATE INDEBTEDNESS

Items included in statements of financial condition:	
Accounts payable	$7,138,004
Accrued expenses	436,946
Items not included in statements of financial condition:	
	$7,574,950

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 100,000
Excess net capital at 1,500 percent	$ 589,016
Excess net capital at 1,000 percent	$ 336,518
Ratio: Aggregate indebtedness to net capital	6.92 to 1

The Company computation of net capital included in Part II of Form X-17A-5 agrees to the net capital above in all material respects.